Snipp Receives US$500,000 Milestone Payment on Software Sale Agreement with European Credit Card Services Provider

TORONTO, March 13, 2019 (GLOBE NEWSWIRE) -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that the Company has received US$500,000 in conjunction with a Software Sale agreement with a European credit card provider (the “Customer”). The Customer is a successful issuer of international credit cards and prepaid cards, as well as a leading expert in customer loyalty, with over 50 years of experience in the space and an established customer base in the commerce, service and travel sectors.

Snipp had signed a five-year worldwide loyalty agreement with the Customer in 2017 with the objective of having one loyalty platform for all the Customer’s internal and external loyalty activities. The agreement commenced with loyalty programs for two retailers, leveraging Snipp’s capabilities to develop and maintain a real time multi-channel loyalty platform, including gift-card management with bonus and payment functionality as well as integration of several third-party systems.

The funds will be used to support investments in sales and marketing and other general operating expenses.

"We are pleased to have completed this first payment round and we look forward to additional receipt of approximately US$1MM as part of the closing,” said Atul Sabharwal, the CEO of the Company. "We kicked off 2019 with the fastest start in our company history and are excited to continue this momentum as we near the end of the quarter. These funds will help towards achieving our 2019 goals of reaching sustainable growth and profitability; and help boost investment in our sales and marketing teams.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications Inc.

Steve Hosein: shosein@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.